FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Issued:  Monday 11 June 2012, London UK - [For non US media only]

Stiefel signs worldwide acquisition and license agreement for Toctino®

Stiefel, a GSK company, today announced that it has entered into a worldwide agreement to acquire Toctino (alitretinoin) from Basilea Pharmaceutica Ltd. (Basilea). Toctino is a once-daily oral retinoid and the only prescription medicine specifically approved for the treatment of severe chronic hand eczema unresponsive to potent topical steroids in adults. It is commercially available in 14 countries, approved in an additional 15 countries, and is in a Phase 3 trial in the US. In 2011, worldwide sales of Toctino were £22m.

Under the terms of the agreement, Stiefel will acquire all Toctino patent rights, trademarks and product registrations owned by Basilea and will license certain clinical information and product know-how from Basilea.  Stiefel will be responsible for the product's further development, manufacture and commercialisation worldwide. Basilea will receive an initial payment of £146m in cash from Stiefel and is eligible to receive further payments of up to £50m upon FDA approval of the product in the US and double-digit success payments on US net sales, beginning three years after launch of the product in the US. The transaction is subject to competition approval in Germany.

Simon Jose, President, Stiefel said: "Toctino is an important and growing product that complements the Stiefel portfolio and offers a proven therapy for patients with a significant unmet medical need. This acquisition gives us an immediate opportunity to develop and expand the availability of this new and innovative product of value and reinforces Stiefel and GSK's commitment to dermatology."

Hand eczema is a common recurring dermatological condition and leading cause of sick leave and disability.1 It is estimated to affect up to 10 percent of the general population. Approximately 5 - 7 percent of patients with hand eczema are estimated to suffer from severe chronic hand eczema and 2 - 4 percent of patients are unresponsive to topical treatment. Severe chronic hand eczema is usually characterised by a combination of signs and symptoms of thick scaly skin that gives rise to red patches, itching, and painful cracks and blisters.

V A Whyte
Company Secretary
11 June 2012

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

Stiefel, a GSK company - is committed to advancing Dermatology and skin science around the world in order to help people better achieve healthier skin. Stiefel's dedication to innovation, along with its focus on pharmaceutical, over-the-counter and aesthetic Dermatology products, has established Stiefel as a world leader in the skin health industry. To learn more about Stiefel, visit www.stiefel.com.

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Robin Gaitens	+1 919 483 2678	(North Carolina)
	Stefanie Mendell	+1 919 483 4597	(North Carolina)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

References

1. Diepgen TL, Agner T, Aberer W, et al. Management of chronic hand eczema. Contact Dermatitis 2007: 57: 203-210.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 12, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc